# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: REE Automotive Ltd., CIK 0001843588
CUSIP: M8287R202
Title of class of securities: Class A Ordinary Shares, without par value
Address of issuer's principal executive offices: Kibbutz Glil-Yam, Kibbutz Glil-Yam, Israel (L3), 4690500
Date of event which requires filing of this statement: 03/28/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0000922898
Persons authorized to receive notices and communications: M&G Investment Management Ltd., 10 Fenchurch Avenue, London, United Kingdom (X0), EC3M 5AG, 44 0208 162 3812; Nick Ramphal, Cadwalader, Wickersham & Taft LLP, 200 Liberty Street, New York, New York (NY), 10281, 212-504-6000

## Reporting persons
- M&G Investment Management Limited (CIK 0000922898): type of reporting person: investment adviser (IA); citizenship or place of organization: United Kingdom (X0); source of funds: other (OO); sole voting power 9,608,391; shared voting power 0; sole dispositive power 9,608,391; shared dispositive power 0; aggregate amount beneficially owned 9,608,391 (19.99% of the class)
  Comment: (1) As more fully described in Item 5, the Warrants, the Notes and the Pre-Funded Warrants (each as defined below) are subject to the 19.99% Blocker (as defined below), and the percentage set forth in row (13) gives effect to such 19.99% Blocker. However, as more fully described in Item 5, the securities reported in rows (7), (9) and (11) show the number of shares of Common Stock that would be issuable upon full exercise of such reported securities and do not give effect to such 19.99% Blocker. Therefore, the actual number of shares of Common Stock beneficially owned by the Reporting Person, after giving effect to such 19.99% Blocker, is less than the number of securities reported in rows (7), (9) and (11).
  
  (2) All percentage calculations set forth herein are based upon the aggregate of 29,090,510 Ordinary Shares including (i) 27,523,760 Ordinary Shares reported to be outstanding in the Issuer's Prospectus Supplement filed with the Securities and Exchange Commission (the "SEC") on March 27, 2025 (the "Prospectus"), after giving effect to the offering described in the Prospectus, and (ii) 1,566,750 Ordinary Shares issuable upon the exercise or conversion of the Warrants, the Notes and the Pre-Funded Warrants owned by the Reporting Person.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, without par value
Name of issuer: REE Automotive Ltd.
Address of issuer's principal executive offices: Kibbutz Glil-Yam, Kibbutz Glil-Yam, Israel (L3), 4690500
Comment: This statement on Schedule 13D ("Schedule 13D") relates to Class A Ordinary Shares, without par value (the "Ordinary Shares"), of REE Automotive Ltd., a public company incorporated under the laws of Israel (the "Issuer"), with its principal executive offices located at Kibbutz Glil-Yam, Israel 4690500.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by M&G Investment Management Limited, a company incorporated under the laws of England and Wales (the "Reporting Person").
Residence or business address: The address of the principal business office of the Reporting Person is 10 Fenchurch Avenue, London EC3M 5AG.
Present principal occupation or employment: The principal business of the Reporting Person is investing in securities.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
Citizenship: The Reporting Person is a company incorporated under the laws of England and Wales.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The information set forth in Item 5 and Item 6 hereof is incorporated in this Item 3 by reference.

Funds in an aggregate amount of $95.95 million have been used by the Reporting Person to purchase the Subject Securities (as defined in Item 5), and the source of funding for these transactions was derived from the investment capital of the Reporting Person.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person acquired the Subject Securities in the belief that these securities were an attractive investment opportunity.

The Reporting Person previously filed a Schedule 13G with the SEC, which was most recently amended on November 1, 2024.

The Reporting Person is filing this Schedule 13D at this time because the Reporting Person intends to engage in discussions with the Issuer and the Issuer's management and Board of Directors (the "Board"), other shareholders of the Issuer and other interested parties on issues that may relate to the business, management, operations (including cost structure), assets, capitalization, financial condition, strategic plans, governance, Board and management composition and the future of the Issuer. In addition, the Reporting Person may encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Ordinary Shares; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer's business or corporate structure.

The Reporting Person intends to review its investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer's financial position and strategic direction, actions taken by the Issuer's Board and management, price levels of the Ordinary Shares, other investment opportunities available to the Reporting Person, conditions in the securities markets and general economic and industry conditions, the Reporting Person may from time to time take or engage in various plans, actions or transactions with respect to its investment in the Issuer as it deems appropriate, including, without limitation, purchasing additional or disposing of the Subject Securities, acquiring other financial instruments that are based upon or relate to the value of Ordinary Shares, selling or obtaining financing on some or all of its beneficial or economic holdings, and engaging in hedging or similar transactions with respect to securities that are based upon or relate to the value of Ordinary Shares.

In addition, the Reporting Person intends to pursue discussions with the Issuer regarding the designation of an individual by the Reporting Person for appointment to the Board and the nomination of such individual at future Annual General Meetings of Shareholders of the Issuer for election to the Board.

The Reporting Person may also take one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D, and may discuss such actions with the Issuer and the Board and management team, shareholders and other persons.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The Reporting Person owns (i) 4,248,429 Ordinary Shares; (ii) warrants to purchase 785,855 Ordinary Shares at an exercise price of $4.42 per Ordinary Share (the "Warrants"); (iii) approximately $4,755,149 in principal and interest on the 10% Convertible Promissory Notes due 2028 with the initial conversion price of $5.09 per Ordinary Share, and which are convertible into 934,214 Ordinary Shares as of the date hereof (the "Notes"); and (iv) pre-funded warrants to purchase 3,639,893 Ordinary Shares at an exercise price of $0.001 per Ordinary Share (the "Pre-Funded Warrants" and, collectively, the securities described in clauses (i) through (iv), the "Subject Securities").

The Reporting Person may be deemed to beneficially own 5,815,179 Ordinary Shares, which excludes 3,793,212 Ordinary Shares issuable upon exercise or conversion of the Warrants, Notes and Pre-Funded Warrants that would exceed the beneficial ownership restrictions contained therein (collectively, the "19.99% Blocker"). Generally, the Warrants, Notes and Pre-Funded Warrants are subject to a beneficial ownership blocker which prevents the Reporting Person from exercising or converting these securities to the extent that, upon such exercise or conversion, the Reporting Person, together with its affiliates and any other person acting together with the Reporting Person as a "group" (as defined in the rules under the Act), would beneficially own in excess of 19.99% of the Ordinary Shares outstanding.

In connection with the acquisition of the Subject Securities:

On November 27, 2023, the Reporting Person, on behalf of an investment vehicle managed by the Reporting Person, and the Issuer entered into a Securities Purchase Agreement (the "November 2023 Purchase Agreement") pursuant to which the Reporting Person agreed to purchase, and the Issuer agreed to issue and sell to the Reporting Person, the Warrants and the Notes.

On September 15, 2024, the Reporting Person, on behalf of certain investment vehicles managed by the Reporting Person, and the Issuer entered into a Securities Purchase Agreement (the "September 2024 Purchase Agreement") pursuant to which the Reporting Person agreed to purchase, and the Issuer agreed to issue and sell to the Reporting Person, (i) an aggregate of 1,747,014 Class A Ordinary Shares of the Issuer at a purchase price of $4.42 per Ordinary Share and (ii) the Pre-Funded Warrants.

On March 18, 2025, the Reporting Person, on behalf of certain investment vehicles managed by the Reporting Person, and the Issuer entered into a Securities Purchase Agreement (the "March 18, 2025 Purchase Agreement") pursuant to which the Reporting Person agreed to purchase, and the Issuer agreed to issue and sell to the Reporting Person, an aggregate of 959,000 Ordinary Shares of the Issuer at a purchase price of $4.25 per Ordinary Share.

On March 26, 2025, the Reporting Person, on behalf of certain investment vehicles managed by the Reporting Person, and the Issuer entered into a Securities Purchase Agreement (the "March 26, 2025 Purchase Agreement") pursuant to which the Reporting Person agreed to purchase, and the Issuer agreed to issue and sell to the Reporting Person, an aggregate of 329,412 Ordinary Shares of the Issuer at a purchase price of $4.25 per Ordinary Share.

All other Subject Securities were purchased on the open market.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has the sole power (i) to vote or to direct the vote of, and (ii) to dispose or to direct the disposition of, all of the Subject Securities.
Transactions in the class effected during the past sixty days: Exhibit 99.1 filed herewith, which is incorporated herein by reference, describes the transactions in the Ordinary Shares that were effected by the Reporting Person during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: M&G Investment Funds 1 and M&G ACS, each a private investment vehicle, together with The Prudential Assurance Company for which the Reporting Person serves as investment adviser, have the right to receive and/or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than five percent of the Ordinary Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The descriptions of each of the November 2023 Purchase Agreement, September 2024 Purchase Agreement, March 18, 2025 Purchase Agreement and March 26, 2025 Purchase Agreement in Item 5 are qualified in their entirety by the full text of each such agreement, which are respectively filed as Exhibit 99.2, Exhibit 99.3, Exhibit 99.4 and Exhibit 99.5 and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Trading Data.

Exhibit 99.2 Securities Purchase Agreement, dated November 27, 2023, by and between REE Automotive Ltd. and the Reporting Person on behalf of the purchaser identified on the signature page thereto (incorporated by reference to Exhibit 99.1 to the Issuer's Current Report on Form 6-K filed on November 28, 2023).

Exhibit 99.3 Securities Purchase Agreement, dated September 15, 2024, by and between REE Automotive Ltd. and the Reporting Person on behalf of each of the purchasers identified on the signature pages thereto (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 6-K filed on September 17, 2024).

Exhibit 99.4 Securities Purchase Agreement, dated March 18, 2025, by and between REE Automotive Ltd. and the Reporting Person on behalf of each of the purchasers identified on the signature pages thereto (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 6-K filed on March 19, 2025).

Exhibit 99.5 Securities Purchase Agreement, dated March 26, 2025, by and between REE Automotive Ltd. and the Reporting Person on behalf of each of the purchasers identified on the signature pages thereto (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 6-K filed on March 26, 2025).

## Signatures
- M&G Investment Management Limited: /s/ Tamara Postoj, Tamara Postoj, Regulatory Reporting Technical Manager (03/28/2025)